U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2002

                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                  --------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                  --------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes            No    X
                                         -----         -----
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
                                       -----------

                                                       [GRAPHIC  OMITED]

                                                       NEWS  RELEASE


FOR  IMMEDIATE  RELEASE  NOVEMBER  27,  2002
--------------------------------------------


Contact:     Allen  &  Caron  Inc.
             Joseph  Allen  (investors)            Rene  Randall
             (212)  691-8087                       (604)  683-8286
             joe@allencaron.com                    rrandall@bmgmt.com
             ------------------                    ------------------
                     or
             Kari  Rinkeviczie  (media)
             (616)  647-0780
             kari@allencaron.com



               MFC BANCORP LTD. REPORTS 2002 THIRD QUARTER RESULTS

NEW YORK, NY, (November 27, 2002) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), reported today its financial results for the third quarter and nine months ended September 30, 2002. All figures are in US dollars.

For the three months ended September 30, 2002, revenues were $32.9 million compared with $21.2 million for same period in 2001. The increase in revenues was primarily due to the Company's trading operations.

The net earnings for the period, after taxes, was $1.2 million or $.09 per share on a fully diluted basis versus $4.9 million or $.37 per share on a fully diluted basis in the prior year. General and administrative expenses increased by approximately 90%, and interest expense increased by approximately 175% as a result of acquisitions. Income taxes also increased substantially for the period.

Revenues for the nine month period ended September 30, 2002 was $100.7 million compared with $78.8 million in the prior year. Expenses were $87.2 million compared  to  the  prior  year  of  $62.8

                                  -     MORE -

MFC  BANCORP  LTD.  REPORTS  2002  THIRD  QUARTER  RESULTS
Page  -2-

million. The increase in the revenues and expenses were primarily due to acquisitions. Net income for nine month period was $13.8 million or $1.03 per share on a diluted basis, compared with $16.1 million or $1.22 per share on a diluted basis in the prior year.

The Company's consolidated balance sheet changed during the period as a result of recent acquisitions. Total assets were $311.6 million at September 30, 2002, compared to total assets of $247.8 million at December 31, 2001. $45.0 million of the increase was comprised of mining-related merchant banking assets. The Company's debt also increased to $100.8 million, compared to $61.5 million, which predominantly reflects the mining-related merchant banking assets.

Michael Smith, President, of MFC Bancorp Ltd., comments "The earnings for this year's third quarter were not in line with our expectations due to a timing issue, where the closing of specific banking projects did not occur as projected. However we believe that for the full year we will be able to achieve our historical return on capital."

ABOUT  MFC  BANCORP

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.



                            -FINANCIAL TABLES FOLLOW-

MFC  BANCORP  LTD.  REPORTS  2001  THIRD  QUARTER  RESULTS
Page  -3-

                                MFC BANCORP LTD.
                          CONSOLIDATED BALANCE SHEETS
                 AS OF SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
                                  (unaudited)
                    (amounts in U.S. dollars; in thousands)


                                       2002        2001
                                     --------    --------
ASSETS

Cash and cash equivalents            $ 67,439    $ 48,453
Securities                             44,145      47,598
Loans                                  52,162      43,788
Receivables                            39,429      27,861
Due from investment dealers                 0         310
Commodity investment                    3,499       3,420
Properties held for development
  and sale                             58,101      14,115
Resource property                      23,284      23,516
Goodwill                               21,271      17,623
Equity method investment                  394      19,401
Prepaid and other                       1,903       1,711
                                     --------    --------
                                     $311,627    $247,796
                                     ========    ========

LIABILITIES

Accounts payable and accrued
  expenses                           $ 28,509    $ 26,152
Debt                                  100,759      61,535
Future income tax liability             2,150       3,358
Deposits                               17,017         329
                                     --------    --------
                                      148,435      91,374

Minority interests                      3,710       1,960

SHAREHOLDERS' EQUITY

Common stock                           44,347      48,143
Cumulative translation adjustment       9,558       2,795
Retained earnings                     105,577     103,524
                                     --------    --------
                                      159,482     154,462
                                     --------    --------

                                     $311,627    $247,796
                                     ========    ========



                                    - MORE -

MFC  BANCORP  LTD.  REPORTS  2002  THIRD  QUARTER  RESULTS
Page  -4-



                                MFC BANCORP LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                   (unaudited)
          (amounts in U.S. dollars; in thousand, except per share data)


                                     2002         2001
                                   --------     --------
Financial services revenue          $32,897     $21,202

Expenses
     Financial services              24,846      13,344
     General and administrative       4,810       2,609
     Interest                         1,340         487
                                   --------     -------
        Total expenses               30,996      16,440
                                   --------     -------

Income before income taxes            1,901       4,762
Income taxes recovery (provision)      (728)        149
                                   --------     -------

                                      1,173       4,911
Minority interests                       (5)         19
                                   --------     -------
Net income                         $ 1,168      $ 4,930
                                   ========     =======

Earnings per share
     Basic                         $  0.09      $  0.39
     Diluted                       $  0.09      $  0.37


                                    - MORE -

MFC  BANCORP  LTD.  REPORTS  2002  THIRD  QUARTER  RESULTS
Page  -5-


                                MFC BANCORP LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                   (unaudited)
          (amounts in U.S. dollars in thousand, except per share data)


                                     2002         2001
                                   --------     --------
Financial services revenue         $100,747     $ 78,764

Expenses
     Financial services              69,125       53,884
     General and administrative      14,546        7,497
     Interest                         3,497        1,403
                                   --------     --------
        Total expenses               87,168       62,784
                                   --------     --------

Income before income taxes           13,579       15,980
Income taxes recovery (provision)       224          (80)
                                   --------     --------

                                     13,803       15,900
Minority interests                        1          195
                                   --------     --------

Net income                         $ 13,804     $ 16,095
                                   ========     ========

Earnings per share
     Basic                         $   1.06     $   1.29
     Diluted                       $   1.03     $   1.22



                                     # # # #

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant       MFC  BANCORP  LTD.
                 -----------------------------------------

By               /s/  Michael  J.  Smith
                 -----------------------------------------
                 Michael  J.  Smith
                 President  and  Chief  Executive  Officer

Date             November  27,  2002
                 ------------------------------------------